November 15, 2013

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jazz Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 6, 2013
Form 8-K dated August 6, 2013
Filed August 6, 2013
File No. 001-33500

Dear Mr. Rosenberg:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2013 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Q2 Form 10-Q”) and the Company’s Form 8-K dated August 6, 2013 (the “Form 8-K”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in italicized type. Please note that the headings and numbering set forth below correspond to the headings and numbering contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Estimates

Revenue Recognition, page 26

1.	Please provide us proposed disclosure to be included in future periodic reports that explains the relative changes period over period of each of the items deducted from gross sales that you identify. In your disclosure please explain the underlying cause(s) as to why:

•	rebates increased from 6.0% of gross revenues in 2010 to 7.5% in 2011 and 8.0% in 2012 (clarifying the extent of the impact of the Affordable Care Act Medicaid rebate);

•	sales returns decreased from 2.1% of gross sales in 2010 to 0.8% in 2011 and then increased to 1.5% in 2012; and

Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland p 353.1.634.7800 f 353.1.634.7850	Jazz Pharmaceuticals plc. Registered in Ireland (company number 399192). Registered Office: Fourth Floor, Connaught House, One Burlington Road, Dublin 4, Ireland. Directors: Bruce C. Cozadd - Chairman (USA), Paul L. Berns (USA), Patrick G. Enright (USA), Peter Gray, Heather Ann McSharry, James C. Momtazee (USA), Seamus Mulligan, Kenneth W. O’Keefe (USA), Norbet G. Riedel, Ph.D (USA), Catherine A. Sohn (USA), Rick E Winningham (USA)

U.S. Securities and Exchange Commission

November 15, 2013

•	chargebacks were near zero in 2010 and 2011 and in 2012 were 2.0% of gross revenues, and the expected effects of the cause(s) on future financial position and results of operations, as applicable.

In response to the Staff’s comment, the Company proposes to enhance its critical accounting policies and significant estimates disclosure included in the Management’s Discussion and Analysis portion of its Annual Reports on Form 10-K, commencing with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2013, to explain the period over period changes in each of the items deducted from gross product sales and to specifically address the underlying causes for such changes as well as the expected effects of those causes on the Company’s future financial position and results of operations, in each case as applicable. The revised disclosure will be made in substantially the form presented on Exhibit A hereto. In this regard, the Company will also prospectively include in its roll forward and accompanying discussion all of the items deducted from gross product sales, not just the most significant items deducted from gross product sales where the Company exercises judgment. The proposed disclosure included on Exhibit A hereto is based on the critical accounting policies and significant estimates disclosure included in the 2012 Form 10-K and therefore addresses gross product sales deductions for the years ended December 31, 2012, 2011 and 2010.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 29

2.	It is apparent from the accounts receivable balances presented on your balance sheets that your day’s sales outstanding, calculated based on the most recent quarter’s sales, increased from 37.0 days at both December 31, 2012 and 2011 to 49.2 days at June 30, 2013. Please provide us proposed disclosure to be included in future periodic reports that explains the underlying cause(s) for this increase and the expected effects of the cause(s) on future financial position and results of operations including any potential collectability or liquidity issues, as applicable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the days’ sales outstanding increased from 37.0 days at both December 31, 2012 and 2011 to 49.2 days at June 30, 2013 primarily due to a pre-negotiated change in payment terms with one large customer in connection with the elimination of a prompt payment discount, as disclosed on page 31 of the Q2 Form 10-Q. In response to the Staff’s comment, the Company has expanded its disclosure on page 32 of its Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the Commission on November 5, 2013 (the “Q3 Form 10-Q”), as reproduced below. The sentences that address the Staff’s request for disclosure with respect to the expected effects of the change in payment terms is underlined in the disclosure:

U.S. Securities and Exchange Commission

November 15, 2013

“Net cash provided by operating activities of $204.4 million for the nine months ended September 30, 2013 related to net income of $161.0 million, adjusted for non-cash items of $100.7 million primarily related to intangible asset amortization, share-based compensation expense and the change in fair value of contingent consideration. This was partially offset by $57.3 million of net cash outflow related to changes in operating assets and liabilities which included an increase in accounts receivable of $37.6 million primarily related to a pre-negotiated change in payment terms under a long-term contract with one large customer in connection with the elimination of a prompt pay discount as well as the impact of income tax payments. The revised payment terms will continue to result in higher accounts receivable balances in future periods that will reduce net cash from operating activities in those periods. However, we do not anticipate that the change in payment terms will result in potential collectability difficulties nor do we expect that the change will materially impact our liquidity. Net cash provided by operating activities of $145.4 million for the nine months ended September 30, 2012 related to net income of $88.0 million, adjusted for non-cash items of $77.5 million primarily related to intangible asset amortization, acquisition accounting inventory fair value step-up adjustments and share-based compensation expense. This was partially offset by $20.1 million of net cash outflow related to changes in operating assets and liabilities.”

The Company undertakes to continue to provide the expanded disclosure in future periodic reports, as applicable, in substantially the form included in the Q3 Form 10-Q as reproduced above. The Company also respectfully advises the Staff that, to the extent new or additional underlying reasons for changes in accounts receivable are material and determinable, the Company will provide disclosure similar in scope to the above in future periodic reports that elaborates on such reasons and the expected effects on the Company’s future financial position and results of operations.

Form 8-K Filed August 6, 2013

Exhibit 99.1, Furnished

3.	In the tables on the second and third to last pages of your earnings press release you present “reconciliation(s) of GAAP to non-GAAP adjusted information: certain line items and other information” that appear to be essentially non-GAAP statements of income. Please represent to us that you will remove this presentation from future earnings press releases or provide us proposed revised disclosure indicating why you believe that the presentation of each individual line-item is useful to investors as required by Item 10(e)(1)(i)(C) of Regulation S-K. Please see Instruction 2 to Item 2.02 of Form 8-K that indicates that the requirements of Item 10(e)(1)(i) of Regulation S-X apply to information furnished under Item 2.02 of Form 8-K and Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company respectfully advises the Staff that, in designing the reconciliation tables that are the subject of the Staff’s comment (the “Reconciliation Tables”), the Company considered the Staff’s guidance in Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, and further acknowledges the Staff’s view that a full non-GAAP income statement is generally inappropriate given the undue prominence that may attach to the non-GAAP financial information. Accordingly, the Company designed the Reconciliation Tables with a view toward presenting selected non-GAAP financial measures in a format that does not represent a full income statement. Specifically, to make clear that the Company is not purporting to present a full non-GAAP income statement, the Company (i) removed the following captions, subtotals and line items from the tabular reconciliation of GAAP to non-GAAP adjusted information: “product sales, net,” “royalties and contract revenues,” “total operating expenses,” “net income,” all discontinued operations line items and

U.S. Securities and Exchange Commission

November 15, 2013

both weighted-average ordinary shares line items; (ii) removed all underscores and double underscores from any and all amounts presented; and (iii) titled the Reconciliation Tables “Reconciliation of GAAP to Non-GAAP Adjusted Information—Certain Line Items and Other Information.”

The Company also respectfully advises the Staff that it customarily presents guidance and historical results on a non-GAAP adjusted basis; specifically, adjusted net income and its components and related measures (including non-GAAP adjusted effective tax rate). As a result, the Company is required to provide reconciling information for each of these measures. As opposed to providing multiple, independent reconciliations for historical non-GAAP adjusted net income and its components (and related measures), the Company believes that the presentation of the required reconciling information in the form of the Reconciliation Tables strikes the appropriate balance between the concern underlying the Staff’s guidance in Question 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and the informational needs of the investor community. In fact, the Company began to provide historical reconciling information as presented in the Reconciliation Tables in response to requests from investors and analysts to allow them to more accurately model and track the Company’s financial performance. In response to such requests and in view of facilitating an accurate understanding of both the Company’s use of non-GAAP adjusted net income and its components and its financial performance as a whole, the Company believes that the Reconciliation Tables as they have been presented enhance the ability of investors to compare its results from period to period and allow for greater transparency with respect to key financial metrics the Company uses in making operating decisions. At the same time, the Company believes that the Reconciliation Tables as they have been presented avoid investor confusion between the Company’s GAAP financial information and its non-GAAP financial information and do not attach undue prominence to the non-GAAP financial measures.

With the above said, in response to the Staff’s comment, to further distinguish the Reconciliation Tables from full income statement presentation and to more clearly differentiate the GAAP and non-GAAP financial measures, the Company has made certain modifications to the Reconciliation Tables and associated disclosures, as included in the Company’s third quarter 2013 earnings press release dated November 5, 2013 and furnished under Item 2.02 of the Company’s Form 8-K filed with the Commission on the same date (the “Q3 Earnings Release”). The presentation changes and enhanced disclosures are described below:

•	The Company has modified the titles of the Reconciliation Tables as follows:

FROM:	“Reconciliation of GAAP to Non-GAAP Adjusted Information—Certain Line Items and Other Information”

TO:	“Reconciliation of GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items and Other Information”

•	The Company has changed the descriptive terminology in the Reconciliation Tables for GAAP and non-GAAP financial information as follows:

FROM:	“GAAP” and “Non-GAAP”

TO:	“GAAP Reported” and “Non-GAAP Adjusted”

•	The Company has increased the prominence of the GAAP information in the Reconciliation Tables by presenting the GAAP information in boldface type.

U.S. Securities and Exchange Commission

November 15, 2013

•	The Company has enhanced its non-GAAP financial measure disclosure, as included in the Q3 Earnings Release, to further emphasize the limitations of non-GAAP financial measures. The changes to such disclosure from that included in the Company’s second quarter 2013 earnings press release is underlined in the text reproduced below from the Q3 Earnings Release:

“Non-GAAP Financial Measures

To supplement Jazz Pharmaceuticals’ financial results and guidance presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses certain non-GAAP (also referred to as “adjusted” or “non-GAAP adjusted”) financial measures in this press release and the accompanying tables. The company believes that each of these non-GAAP financial measures is helpful in understanding its past financial performance and potential future results, particularly in light of the effect of various acquisition and divestiture transactions effected by the company during 2012. They are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with the consolidated financial statements prepared in accordance with GAAP. Jazz Pharmaceuticals’ management regularly uses these supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Compensation of executives is based in part on the performance of the company’s business based on certain of these non-GAAP financial measures. In addition, Jazz Pharmaceuticals believes that the presentation of these non-GAAP financial measures is useful to investors because it enhances the ability of investors to compare its results from period to period and allows for greater transparency with respect to key financial metrics the company uses in making operating decisions, and also because the company’s investors and analysts regularly use them to model and track the company’s financial performance.

Investors should note that these non-GAAP financial measures are not prepared under any comprehensive set of accounting rules or principles and do not reflect all of the amounts associated with the company’s results of operations as determined in accordance with GAAP. Investors should also note that these non-GAAP financial measures have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. In addition, from time to time in the future there may be other items that the company may exclude for purposes of its non-GAAP financial measures; likewise, the company may in the future cease to exclude items that it has historically excluded for purposes of its non-GAAP financial measures. Because of the non-standardized definitions, the non-GAAP financial measures as used by Jazz Pharmaceuticals in this press release and the accompanying tables may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by the company’s competitors and other companies.”

U.S. Securities and Exchange Commission

November 15, 2013

•	The Company has also added the following disclosure as a note to the Reconciliation Tables to both (i) indicate specifically why the Company believes that the presentation of each individual line item in the Reconciliation Tables is useful to investors and (ii) again emphasize the limitations of non-GAAP financial measures:

“Non-GAAP adjusted net income and its line item components and related non-GAAP adjusted financial measures, including non-GAAP adjusted effective tax rate, shown in the tables above are not meant to be considered in isolation or as a substitute for comparable GAAP reported measures, and should be read in conjunction with the consolidated financial statements prepared in accordance with GAAP. The company believes that each of these non-GAAP adjusted financial measures is helpful in understanding its past financial performance and potential future results, particularly in light of the effect of various acquisition and divestiture transactions effected by the company during 2012. In addition, the company believes that the presentation of these non-GAAP adjusted financial measures is useful to investors because it enhances the ability of investors to compare its results from period to period and allows for greater transparency with respect to key financial metrics the company uses in making operating decisions, and also because the company’s investors and analysts regularly use them to model and track the company’s financial performance. Specifically, the company believes that each of these non-GAAP adjusted financial measures provides useful information to management, investors and analysts by excluding certain expenses, such as acquisition-related and restructuring costs, share-based compensation, amortization of intangible assets, depreciation and other non-cash expense, as well as by excluding acquisition accounting inventory fair value step-up adjustments from cost of goods sold, upfront license fees, loss on extinguishment and modification of debt and related income tax adjustments, as the case may be, that may not be indicative of the company’s core operating results and business outlook. Investors should note that these non-GAAP adjusted financial measures are not prepared under any comprehensive set of accounting rules or principles and do not reflect all of the amounts associated with the company’s results of operations as determined in accordance with GAAP. Investors should also note that these non-GAAP adjusted financial measures have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. In addition, from time to time in the future there may be other items that the company may exclude for purposes of its non-GAAP adjusted financial measures; likewise, the company may in the future cease to exclude items that it has historically excluded for purposes of its non-GAAP adjusted financial measures. Because of the non-standardized definitions, the non-GAAP adjusted financial measures appearing in the tables above may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by the company’s competitors and other companies.”

The Company undertakes to continue to provide such enhanced disclosure in its future earnings releases (and other material including non-GAAP financial measures furnished to the Commission under Item 2.02 of Form 8-K) in substantially the form included in the Q3 Earnings Release as described above.

* * * * *

U.S. Securities and Exchange Commission

November 15, 2013

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 496-2654 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Karen J. Wilson
Karen J. Wilson

Senior Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Kathryn E. Falberg, Executive Vice President and Chief Financial Officer
Suzanne Sawochka Hooper, Executive Vice President and General Counsel
Sean O’Keefe, KPMG
Chadwick Mills, Cooley LLP

U.S. Securities and Exchange Commission

November 15, 2013

Exhibit A-1

EXHIBIT A

Critical Accounting Policies and Significant Estimates

…

Revenue Recognition

…

Product Sales, Net

…

Items Deducted from Gross Product Sales. Revenues from sales of products are recorded net of government rebates and rebates under managed care plans, estimated allowances for sales returns, government chargebacks, prompt payment discounts, patient coupon programs, and specialty distributor and wholesaler fees. Calculating certain of these items involves estimates and judgments based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in applicable regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates and channel inventory data. We review the adequacy of our provisions for sales deductions on a quarterly basis. Amounts accrued for sales deductions are adjusted when trends or significant events indicate that adjustment is appropriate and to reflect actual experience. Because we derive most of our revenues from sales of Xyrem in the United States to one specialty pharmacy customer, Express Scripts, we have a much higher level of knowledge about each prescription than if we sold the product through the normal pharmaceutical wholesaler channel as we do with our other products. The most significant items deducted from gross product sales where we exercise judgment are rebates, sales returns and chargebacks.

The following table presents the activity and ending balances for our sales-related accruals and allowances (in thousands):

	Rebates Payable	Sales Returns Reserve	Chargebacks	Discounts and Distributor Fees	Total
Balance at December 31, 2009	$2,270	$—	$—	$850	$3,120
Provision	11,096	3,921	233	11,026	26,276
Payments / credits	(6,746)	(382)	(221)	(10,294)	(17,643)

Balance at December 31, 2010	6,620	3,539	12	1,582	11,753
Provision	21,742	2,250	451	16,178	40,621
Payments / credits	(17,585)	(1,487)	(443)	(15,993)	(35,508)

Balance at December 31, 2011	10,777	4,302	20	1,767	16,866
Additions relating to acquisitions	8,809	18,833	—	911	28,553
Provision (1)	52,603	9,733	13,072	35,161	110,569
Payments / credits	(46,942)	(6,483)	(10,556)	(34,193)	(98,174)

Balance at December 31, 2012 (2)	$25,247	$26,385	$2,536	$3,646	$57,814

(1)	The 2012 provision includes rebates, sales returns, chargebacks, and discounts and distributor fees related to our discontinued women’s health operations of $1.2 million, $3.8 million, $0.8 million and $2.4 million, respectively. The women’s health business was acquired and disposed of in 2012.

(2)	Includes both continuing and discontinued operations.

U.S. Securities and Exchange Commission

November 15, 2013

Exhibit A-2

Total items deducted from gross product sales from continuing operations were $102.4 million, $40.6 million and $26.3 million, or 15.0%, 13.2% and 13.4% as a percentage of gross product sales from continuing operations, for the years ended December 31, 2012, 2011 and 2010, respectively. Included in these amounts are immaterial adjustments related to prior-year sales due to changes in estimates. Such amounts represented less than 1% of net product sales for the years ended December 31, 2012, 2011 and 2010.

Rebates

We are subject to rebates on sales made under governmental and managed-care pricing programs in the United States. The largest of these rebates is associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs under the terms of which discounts and rebates are provided to participating government entities. We offer rebates and discounts to managed health care organizations in the United States. In estimating our provisions for rebates, we consider relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. We estimate the rebate provision based on historical utilization rates, historical payment experience, new information regarding changes in regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates and channel inventory data obtained from our major U.S. wholesalers in accordance with our inventory management agreements. Estimating these rebates is complex, in part due to the time delay between the date of sale and the actual settlement of the liability. We believe that the methodology we use to estimate rebates on product sales made under governmental and managed-care pricing programs is reasonable and appropriate given current facts and circumstances. However, estimates may vary from actual experience.

Rebates from continuing operations were $51.4 million, $21.7 million and $11.1 million, or 7.5%, 7.1% and 5.7% as a percentage of gross product sales from continuing operations, for the years ended December 31, 2012, 2011 and 2010, respectively. Rebates as a percentage of gross product sales increased in 2012 compared to 2011 primarily due to the acquisition of products as part of the Azur Merger which had higher levels of rebates than the products we sold prior to the Azur Merger. Rebates as a percentage of gross product sales increased in 2011 compared to 2010 primarily due to increases in per-unit rebate amounts associated with price increases and, to a lesser extent, the implementation of Medicare Part D Coverage Gap Discount on January 1, 2011 under the Affordable Care Act, pursuant to which we are required to provide a 50% discount on branded prescription drugs dispensed to beneficiaries within the coverage gap. The reasons underlying the increases in rebate levels in both of the comparative periods are expected to continue to impact rebate levels in subsequent periods, and we expect that rebates will continue to significantly impact our reported net sales. However, rebates as a percentage of gross product sales are not expected to change materially in 2013 compared to 2012.

Sales returns

For certain products, we allow customers to return product within a specified period before and after the applicable expiration date and issue credits which may be applied against existing or future invoices. We account for sales returns as a reduction in net revenue at the time a sale is recognized by establishing an accrual in an amount equal to the estimated value of products expected to be returned. The sales return accrual is estimated principally based on historical experience, the level and estimated shelf life of inventory in the distribution channel, our return policy and expected future market events including generic competition.

U.S. Securities and Exchange Commission

November 15, 2013

Exhibit A-3

Sales returns from continuing operations were $5.9 million, $2.3 million and $3.9 million, or 0.9%, 0.7% and 2.0% as a percentage of gross product sales from continuing operations, for the years ended December 31, 2012, 2011 and 2010, respectively. Sales returns as a percentage of gross product sales in 2012 were relatively consistent with 2011. The decrease in sales returns as a percentage of gross product sales in 2011 compared to 2010 was due primarily to the establishment of a sales return reserve for Luvox CR in 2010 resulting from a change in the method by which we recognized revenue from sales of this product. Prior to the fourth quarter of 2010, we could not reliably estimate expected returns of Luvox CR at the time of shipment and therefore recognized revenue when units were dispensed through prescriptions rather than upon shipment. In the fourth quarter of 2010, we believed that we had sufficient historical data on returns of Luvox CR to reasonably estimate a return rate upon shipment and, as a result, we started recognizing revenue from sales of this product upon shipment and recorded a $3.5 million liability for estimated future returns, or approximately 1.8% of gross product sales. While sales returns will continue to impact our reported net product sales, sales returns as a percentage of gross product sales are expected to decrease in 2013 compared to 2012 due to anticipated increases in sales of products in 2013 for which we have historically experienced lower levels of sales returns.

Chargebacks

We participate in chargeback programs with a number of entities, principally the U.S. Department of Defense, the U.S. Department of Veterans Affairs and other public parties, under which pricing on products below wholesalers’ list prices is provided to participating entities. These entities purchase product through wholesalers at the lower negotiated price and the wholesalers charge back to us the difference between their acquisition cost and the lower negotiated price. We record the difference as allowances against accounts receivable. We determine our estimate of the chargebacks provision primarily based on historical experience on a product and program basis, current contract prices under the chargeback programs and channel inventory data.

Chargebacks from continuing operations were $12.3 million, $0.5 million and $0.2 million, or 1.8%, 0.1% and 0.1% as a percentage of gross product sales from continuing operations, for the years ended December 31, 2012, 2011 and 2010, respectively. Chargebacks as a percentage of gross product sales increased in 2012 compared to 2011 primarily due to the acquisition of products as part of the EUSA Acquisition that have significantly higher levels of chargebacks. Prior to the EUSA Acquisition in June 2012, chargebacks were minimal. As a result of the products we acquired in the EUSA Acquisition, particularly Erwinaze, chargebacks are expected to continue to significantly impact our reported net product sales. Chargebacks as a percentage of gross product sales are expected to increase in 2013 compared to 2012 due to the inclusion of a full year of chargebacks related to products we acquired in the EUSA Acquisition.

Discounts and distributor fees

Discounts and distributor fees comprise prompt payment discounts, patient coupon programs and specialty distributor and wholesaler fees. We offer customers a cash discount on gross product sales as an incentive for prompt payment. We estimate provisions for prompt pay discounts based on contractual sales terms with customers and historical payment experience. To help patients afford our products, we have various programs to assist them, including patient assistance programs, a free product voucher program and co-pay coupon programs for certain products. We estimate provisions for these programs primarily based on expected program utilization, adjusted as necessary to reflect our actual experience on a product and program basis. Specialty distributor and wholesaler fees comprise fees for distribution of our products. We estimate provisions for distributor and wholesaler fees primarily based on sales volumes and contractual terms with our distributors.

U.S. Securities and Exchange Commission

November 15, 2013

Exhibit A-4

Discounts and distributor fees from continuing operations were $32.8 million, $16.2 million and $11.0 million, or 4.8%, 5.3% and 5.6% as a percentage of gross product sales from continuing operations, for the years ended December 31, 2012, 2011 and 2010, respectively. Discounts and distributor fees as a percentage of gross product sales decreased in 2012 compared to 2011 and in 2011 compared to 2010 primarily due to increased revenues in 2012 and 2011 from products for which distributor and wholesaler fees are either fixed or variable based on factors other than the level of gross product sales, which was partially offset by increased patient coupon programs. Although distributor and wholesaler fees as a percentage of gross product sales decreased over the comparative year periods, we expect increases in patient coupon programs in subsequent periods and we also expect that discounts and distributor fees as a whole will continue to significantly impact our reported net product sales. In this regard, discounts and distributor fees as a percentage of gross product sales are expected to increase slightly in 2013 compared to 2012 due primarily to an increase in patient coupon programs.